UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
May 26, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company

Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 10.04.2003

Code of the fact (event, action): 0804715A10042003

The assets value of the Issuer at the end of the quarter preceding the accounting one (the IV quarter 2002) — 56,551,174 thousand roubles

The assets value of the Issuer at the end of the  accounting quarter (the I quarter 2003) — 71,583,224 thousand roubles

Absolute change of assets value during the accounting quarter (the I quarter 2003)  — 15,032,050 thousand roubles

Relative change of assets value — 26.58%

President                                                                                                    M.A.Smirnov

Chief accountant                                                                                     V.I Kondratjev

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 29.04.2003

Code of the fact (event, action): 1204715A29042003

Type of the General Shareholders Meeting: extraordinary.
Form of  the General Shareholders Meeting: in presentia.
Date of the Meeting: 17 April, 2003
Venue of the Meeting: 12/12, Pankratievsky Per., Moscow, Russian Federation.

The total number of votes, which are owned by Shareholders who own voting shares in MTS OJSC, is equal to 1 993 326 138

The number of votes, which are owned by MTS OJSC Shareholders who participate in the  meeting, is equal to 1 574 308 008 which is 78.98% of the total number of votes owned by MTS OJSC Shareholders

Subjects put to the vote:

1. Elect Mr A.Yu. Goncharuk the Chairman of the Extraordinary General Meeting of MTS OJSC Shareholders.

The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

The number of votes owned by persons participated in the General meeting on this subject of Agenda:  1574 308 008 votes.

There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR — 1 574  308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted: Have Mr A.Yu. Goncharuk elected the Chairman of the Extraordinary General Meeting of MTS OJSC Shareholders.

2. Annul the resolution of MTS OJSC Extraordinary General Shareholders Meeting Dated 10 May, 2001 (Protocol № 4) concerning MTS OJSC re-organization by merging Rosico CJSC and ACC CJSC into MTS OJSC and annul the resolution of MTS OJSC Extraordinary General Shareholders Meeting Dated 10 May, 2001 (Protocol № 4) concerning approval of the Agreement on merging Rosico CJSC and ACC CJSC into MTS OJSC.

The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

The number of votes owned by persons participated in the General meeting on this subject of Agenda: 1 574 308 008 votes. There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR — 1 574 308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted: Annul the resolution of MTS OJSC Extraordinary General Shareholders Meeting Dated 10 May, 2001 (Protocol № 4) concerning MTS OJSC re-organization by merging Rosico CJSC and ACC CJSC into MTS OJSC and annul the resolution of MTS OJSC Extraordinary General Shareholders Meeting Dated 10 May, 2001 (Protocol № 4) concerning approval of the Agreement on merging Rosico CJSC and ACC CJSC into MTS OJSC.

3. Re-organize MTS OJSC by merging into MTS OJSC of Rosico CJSC, MTS OJSC’ subsidiary where MTS OJSC owns 100% of placed shares, with all rights and obligations transferred to MTS OJSC and disestablishment of Rosico CJSC.

Determine that MTS OJSC shall be a successor in relation to any Rosico CJSC’ right and obligation.

State that in connection with the fact that MTS OJSC is an owner of 100% of placed shares in Rosico CJSC:

-   Conversion of common registered shares in Rosico CJSC, owned by MTS OJSC into which Rosico CJSC merges, shall not be made;

-   all common registered shares in Rosico CJSC, owned by MTS OJSC and which are not subject to conversion, shall be redeemed at the date of the record on disestablishment of merged Rosico CJSC entered into the Register;

-  the authorized capital or the number and par value of shares in MTS OJSC shall be unchanged when MTS OJSC is re-organized by merging Rosico CJSC;

-   the Joint General Shareholders Meeting of MTS OJSC and Rosico CJSC shall not be held;

-   the resolution on amendments and supplements to be entered into MTS OJSC

    Charter concerning information on MTS OJSC succession of Rosico CJSC’ rights and obligations shall be approved by MTS OJSC General Shareholders Meeting and such a resolution can be approved simultaneously with the approval by MTS OJSC

   General Shareholders Meeting of the resolution on re-organization by merging as well as of the resolution on approval of the Agreement of merge;

-       approval of the resolution by MTS OJSC General Shareholders Meeting shall be followed with decisions made by MTS OJSC President concerning Rosico CJSC re-organization and approval by Rosico CJSC of the Agreement of merging Rosico CJSC into MTS OJSC and approval of Rosico CJSC Assignment Deed.

Entrust MTS OJSC President to take all required actions for merging Rosico CJSC into MTS OJSC and inform MTS OJSC creditors on the approved resolution concerning re-organization.

 The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

The number of votes owned by persons participated in the General meeting on this subject of Agenda: 1 574 308 008 votes. There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR — 1 574 308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted:

Re-organize MTS OJSC by merging into MTS OJSC of Rosico CJSC, MTS OJSC’ subsidiary where MTS OJSC owns 100% of placed shares, with all rights and obligations transferred to MTS OJSC and disestablishment of Rosico CJSC.

Determine that MTS OJSC shall be a successor in relation to any Rosico CJSC’ right and obligation.

State that in connection with the fact that MTS OJSC is an owner of 100% of placed shares in Rosico CJSC:

-       Conversion of common registered shares in Rosico CJSC, owned by MTS OJSC into which Rosico CJSC merges, shall not be made;

-       all common registered shares in Rosico CJSC, owned by MTS OJSC and which are not subject to conversion, shall be redeemed at the date of the record on disestablishment of merged Rosico CJSC entered into the Register;

-       the authorized capital or the number and par value of shares in MTS OJSC shall be unchanged when MTS OJSC is re-organized by merging Rosico CJSC;

-       the Joint General Shareholders Meeting of MTS OJSC and Rosico CJSC shall not be held;

-       the resolution on amendments and supplements to be entered into MTS OJSC Charter concerning information on MTS OJSC succession of Rosico CJSC’ rights and obligations shall be approved by MTS OJSC General Shareholders Meeting and such a resolution can be approved simultaneously with the approval by MTS OJSC General Shareholders Meeting of the resolution on re-organization by merging as well as of the resolution on approval of the Agreement of merge;

-       Approval of the resolution by MTS OJSC General Shareholders Meeting shall be followed with decisions made by MTS OJSC President concerning Rosico CJSC re-organization and approval by Rosico CJSC of the Agreement of merging Rosico CJSC into MTS OJSC and approval of Rosico CJSC Assignment Deed.

Entrust MTS OJSC President to take all required actions for merging Rosico CJSC into MTS OJSC and inform MTS OJSC creditors on the approved resolution concerning re-organization.

4. Approve the Agreement on merging Rosico CJSC into MTS OJSC.

The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

The number of votes owned by persons participated in the General meeting on this subject of Agenda: 1 574 308 008 votes.

There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR —  1 574 308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted: Approve the Agreement on merging Rosico CJSC into MTS OJSC.

5. Have amendments and supplements entered into MTS OJSC Charter.

The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

The number of votes owned by persons participated in the General meeting on this subject of Agenda: 1 574 308 008 votes.

There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR —  1 574 308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted: Have amendments and supplements entered into MTS OJSC Charter.

6. Re-organize MTS OJSC by merging into MTS OJSC of ACC CJSC, MTS OJSC’ subsidiary where MTS OJSC owns 100% of placed shares, with all rights and obligations transferred to MTS OJSC and disestablishment of ACC CJSC.

Determine that MTS OJSC shall be a successor in relation to any ACC CJSC’ right and obligation.

State that in connection with the fact that MTS OJSC is an owner of 100% of placed shares in ACC CJSC:

-       Conversion of common registered shares in ACC CJSC, owned by MTS OJSC into which ACC CJSC merges, shall not be made;

-       All common registered shares in ACC CJSC, owned by MTS OJSC and which are not subject to conversion, shall be redeemed at the date of the record on disestablishment of merged ACC CJSC entered into the Register;

-       the authorized capital or the number and par value of shares in MTS OJSC shall be unchanged when MTS OJSC is re-organized by merging ACC CJSC;

-       Entrust MTS OJSC President to take all required actions for merging ACC CJSC into MTS OJSC and inform MTS OJSC creditors on the approved resolution concerning re-organization.

-       The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

-       The number of votes owned by persons participated in the General meeting on this subject of Agenda: 1 574 308 008 votes. There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR — 1 574 308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted: Re-organize MTS OJSC by merging into MTS OJSC of ACC CJSC, MTS OJSC’ subsidiary where MTS OJSC owns 100% of placed shares, with all rights and obligations transferred to MTS OJSC and disestablishment of ACC CJSC.

Determine that MTS OJSC shall be a successor in relation to any ACC CJSC’ right and obligation.

State that in connection with the fact that MTS OJSC is an owner of 100% of placed shares in ACC CJSC:

Conversion of common registered shares in ACC CJSC, owned by MTS OJSC into which ACC CJSC merges, shall not be made;

All common registered shares in ACC CJSC, owned by MTS OJSC and which are not subject to conversion, shall be redeemed at the date of the record on disestablishment of merged ACC CJSC entered into the Register;

-       the authorized capital or the number and par value of shares in MTS OJSC shall be unchanged when MTS OJSC is re-organized by merging ACC CJSC;

Entrust MTS OJSC President to take all required actions for merging ACC CJSC into MTS OJSC and inform MTS OJSC creditors on the approved resolution concerning re-organization.

7. Approve the Agreement on merging ACC CJSC into MTS OJSC.

The number of votes owned by persons included into the list of persons entitled to participate in the General Meeting on this subject of Agenda: 1 993 326 138 votes.

The number of votes owned by persons participated in the General meeting on this subject of Agenda: 1 574 308 008 votes. There is a quorum on this subject of Agenda.

The number of votes for each possible voting:

IN FAVOR — 1 574 308 008 votes

AGAINST — none

ABSTAINED — none

RESOLUTION IS ADOPTED.

Resolution adopted: Approve the Agreement on merging ACC CJSC into MTS OJSC.

MTS OJSC President                                                                                M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 16.04.2003

Code of the fact (event, action): 0504715A16042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: T-Mobile International AG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Voices’s share in the highest management body of the Issuer  before the change: 36.20%

Voices’s share in the highest management body of the Issuer after the change: 0%

Date of the change in the share of the authorized capital: 16.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 16.04.2003

Code of the fact (event, action): 0304715A16042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: T-Mobile International AG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Issuer’s share in the authorized capital before the change: 36.20%

Issuer’s share in the authorized capital after the change: 0%

Date of the change in the share of the authorized capital: 16.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 25.04.2003

Code of the fact (event, action): 0504715A25042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: T-Mobile International AG & Co. KG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Voices’s share in the highest management body of the Issuer  before the change: 31.21%

Voices’s share in the highest management body of the Issuer after the change: 25.15%

Date of the change in the share of the authorized capital: 25.04.2003

MTS OJSC President                                                                              M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 22.04.2003

Code of the fact (event, action): 0504715A22042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: T-Mobile International AG & Co. KG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Voices’s share in the highest management body of the Issuer before the change: 36.20%

Voices’s share in the highest management body of the Issuer after the change: 31.21%

Date of the change in the share of the authorized capital: 22.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 16.04.2003

Code of the fact (event, action): 0504715A16042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: T-Mobile International AG & Co. KG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Voices’s share in the highest management body of the Issuer  before the change: 0%

Voices’s share in the highest management body of the Issuer after the change: 36.20%

Date of the change in the share of the authorized capital: 16.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 25.04.2003

Code of the fact (event, action): 0304715A25042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: T-Mobile International AG & Co. KG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Issuer’s share in the authorized capital before the change: 31.21%

Issuer’s share in the authorized capital after the change: 25.15%

Date of the change in the share of the authorized capital: 25.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 22.04.2003

Code of the fact (event, action): 0304715A22042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: T-Mobile International AG & Co. KG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Issuer’s share in the authorized capital before the change: 36.20%

Issuer’s share in the authorized capital after the change: 31.21%

Date of the change in the share of the authorized capital: 22.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 16.04.2003

Code of the fact (event, action): 0304715A16042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: T-Mobile International AG & Co. KG

Location: Kennedyallee 1-5, 53175, Bonn, Germany

Postal address: Kennedyallee 1-5, 53175, Bonn, Germany

Issuer’s share in the authorized capital before the change: 0%

Issuer’s share in the authorized capital after the change: 36.20%

Date of the change in the share of the authorized capital: 16.04.2003

MTS OJSC President                                                                              M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 25.04.2003

Code of the fact (event, action): 0504715A25042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: «Joint Stock Financial Corporation “Sistema” Open Joint Stock Company»

Location: 20, Bldg.2, Spiridonovka, 103001, Moscow, Russian Federation

Postal address: 10, Leontjevsky Per., 103009, Moscow, Russian Federation

Voices’s share in the highest management body of the Issuer  before the change: 25.04%

Voices’s share in the highest management body of the Issuer after the change: 31.10%

Date of the change in the share of the authorized capital: 25.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 25.04.2003

Code of the fact (event, action): 0304715A25042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: «Joint Stock Financial Corporation “Sistema” Open Joint Stock Company»

Location: 20, Bldg.2, Spiridonovka, 103001, Moscow, Russian Federation

Postal address: 10, Leontjevsky Per., 103009, Moscow, Russian Federation

Issuer’s share in the authorized capital before the change: 25.04%

Issuer’s share in the authorized capital after the change: 31.10%

Date of the change in the share of the authorized capital: 25.04.2003

MTS OJSC President                                                                              M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 29.04.2003

Code of the fact (event, action): 0504715A29042003

The date of Issuer’s decision  on the date at which the list of security holders is to be compiled to take part in the general annual meeting of Shareholders: 29.04.2003

The date at which the list of registered security holders is to be compiled: 19.05.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 22.04.2003

Code of the fact (event, action): 0504715A22042003

Full company name of the legal entity where the voices’s share in the highest management body of the Issuer has changed: «Ing Bank (Eurasia) Closed Joint Stock Company»

Location: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Postal address: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Voices’s share in the highest management body of the Issuer  before the change: 17.46%

Voices’s share in the highest management body of the Issuer after the change: 22.45%

Date of the change in the share of the authorized capital: 22.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 22.04.2003

Code of the fact (event, action): 0304715A22042003

Full company name of the legal entity where the Issuer’s share in the authorized capital has changed: «Ing Bank (Eurasia) Closed Joint Stock Company»

Location: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Postal address: 31, Krasnaja Presnja Str., 123022, Moscow, Russian Federation

Issuer’s share in the authorized capital before the change: 17.46%

Issuer’s share in the authorized capital after the change: 22.45%

Date of the change in the share of the authorized capital: 22.04.2003

MTS OJSC President                                                                               M.A. Smirnov

Information on essential fact (event, action) influencing financial and economic activity of the Issuer

Mobile TeleSystems Open Joint Stock Company
Location: 4, Marksistskaja Str., Moscow, 109147, Russian Federation
Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 29.04.2003

Code of the fact (event, action): 1304715A29042003

Date of MTS OJSC Board of Directors meeting where resolutions related to  convening of the annual general meeting of shareholders, approval for the agenda of the annual general meeting of shareholders  and conclusion of contracts in whose completion there is an interest were taken: 20.04.2003

Quorum of the meeting: Seven members of MTS OJSC Board of Directors are present at the meeting. The quorum is secured.

In accordance with  the minutes of MTS OJSC Board of Directors meeting the exact wording of the adopted resolutions is the following:

1.1 Determine the price (market value) of transaction on the guarantee granted to MTS OJSC (guarantor)  to secure the OJSC “Capital”  obligations,  in accordance with which  MTS OJSC undertakes to be responsible to the bondholders for OJSC “Capital” discharging of obligations on  Bonds, including  payment of the principal sum of dept in the amount of 5,000,000,000 (five billion) roubles and interests on Bonds in the amount not exceeding 2,250,000,000 (two billion two hundred fifty million) roubles with period of repayment up to 1092 days from placing date on terms and conditions set forth  in draft contract of guarantee (Appendix 1).

Voting:

The BoD member Mr. M.A. Smirnov has not participated in voting because in accordance with legislation he is  considered as a person interested in transaction with OJSC “Capital”.

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike ,V.V. Sidorov,  G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

1.2. As the value (price) of transaction on guarantee granted to MTS OJSC to secure the OJSC “Capital”  obligations,  in accordance with which  MTS OJSC undertakes to be responsible to the bondholders for OJSC “Capital” discharging of obligations on issue and placing of Bonds, including  payment of the principal sum of dept in the amount of 5,000,000,000 (five billion) roubles and interests on Bonds in the amount not exceeding 2,250,000,000 (two billion two hundred fifty million) roubles with period of repayment up to 1092 days from placing date on terms and conditions set forth in draft contract of guarantee, is total 7,250,000,000 (seven billion two hundred fifty million) roubles  and exceeds 2 per cent of MTS OJSC balance sheet assets, it was resolved to submit the issue on approval of the transaction on MTS OJSC guarantee to secure the OJSC “Capital”  obligations to the general meeting of  shareholders.

Voting:

The BoD member Mr. M.A. Smirnov has not participated in voting because in accordance with legislation he is  considered as a person interested in transaction with OJSC “Capital”.

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike ,V.V. Sidorov,  G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

1.3. Advise the general meeting of MTS OJSC shareholders  to approve the transaction on guarantee granted to MTS OJSC to secure the OJSC “Capital”  obligations,  in accordance with which  MTS OJSC undertakes to be responsible to the bondholders for OJSC “Capital” discharging of obligations on Bonds, including  payment of the principal sum of dept in the amount of 5,000,000,000 (five billion) roubles and interests on Bonds in the amount not exceeding 2,250,000,000 (two billion two hundred fifty million) roubles with period of repayment up to 1092 days from placing date on terms and conditions set forth in draft contract of guarantee.  Include the issue of approval of transaction on guarantee granted to MTS OJSC  to secure the OJSC “Capital”  obligations in the agenda of the annual general meeting of MTS OJSC shareholders.

Voting:

The BoD member Mr. M.A. Smirnov has not participated in voting considered in accordance with legislation as a person interested in transaction with OJSC “Capital”.

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike ,V.V. Sidorov,  G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

2.1. Evaluate the  transaction on MTS OJSC contribution made to OJSC “Capital”  property in the amount of  52,000,000 (fifty two million) roubles .

Voting:

The BoD member Mr. M.A. Smirnov has not participated in voting because  in accordance with legislation he is considered as a person interested in transaction with OJSC “Capital”.

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike ,V.V. Sidorov,  G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

2.2   Approve the  transaction on MTS OJSC contribution made to of OJSC “Capital” property in the amount of  52,000,000 (fifty two million) roubles pecuniary in Russian roubles for financing OJSC “Capital” expenses resulted from pre-issue of inconvertible documentary bearer bonds on terms and conditions set forth  in draft contract (Appendix 2 ).

 Voting:

The BoD member Mr. M.A. Smirnov has not participated in voting because  in accordance with legislation he is considered as a person interested in transaction with OJSC “Capital”.

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike ,V.V. Sidorov,  G.Taufman

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

3.1. Approve preliminary MTS OJSC annual report for 2002 (Appendix 3). Submit  MTS OJSC annual report for 2002 for approval at the annual meeting of MTS OJSC shareholders.

3.2. Accept  MTS OJSC annual financial statements for 2002 (Appendix 4) including profit and loss statement.

3.3 Submit for consideration and approval of the annual general meeting of shareholders  MTS OJSC annual report for 2002, annual financial statements for 2002 fiscal year, including MTS OJSC balance sheet for 2002, MTS OJSC profit and loss statement, the Auditing committee resolution  on  audit of the MTS OJSC annual report and annual financial statements for 2002  (Appendix 5), audit certification of  MTS OJSC annual report and annual financial statements for 2002 (Appendix 6).

3.4. Approve recommendations of MTS OJSC Board of Directors with respect to allocation of MTS OJSC profit based on results of 2002 fiscal year (Order of MTS OJSC profit allocation, Appendix 7), including recommendations on dividend payment.

Submit for approval of the annual general meeting of MTS OJSC shareholders the order of  MTS OJSC profit allocation  based on results of 2002 fiscal year.

Advise the annual general meeting of MTS OJSC shareholders to approve the suggested order of MTS OJSC profit allocation based on results of 2002 fiscal year.

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.1 Call the annual meeting of MTS OJSC shareholders on June 30, 2003 at 10.30 a.m. Moscow time at 12/12 Pankratievsky Pereulok, Moscow, Russia.

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, R. Hennike, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.2. Approve the following agenda for the annual meeting of MTS OJSC shareholders:

6.2.1. Procedure for holding the annual meeting of MTS OJSC shareholders;

6.2.2. Election of MTS OJSC Returning Board members;

6.2.3. Approval of MTS OJSC annual report, annual financial statements, including profit and loss statement and allocation of profit report;

6.2.4. Election of MTS OJSC Board of Directors members;

6.2.5. Election of MTS OJSC Auditing Commission members;

6.2.6. Approval of MTS OJSC auditor;

6.2.7 Approval of  transaction on guarantee granted to MTS OJSC to secure the  OJSC “Capital” obligations resulted from issue, placing and retirement of inconvertible documentary bearer bonds.

 6.2.8 Amendments and addenda to MTS OJSC Charter.

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, V.V. Sidorov, R. Hennike, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

6.3  Date of the record for shareholders entitled to participate in the annual general meeting of MTS OJSC shareholders: May 19, 2003

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.4.  Terms and conditions and procedure for holding the annual meeting of MTS OJSC shareholders are the following:

Date for holding the meeting: June 30, 2003

Time for holding the meeting: 10.30 a.m. local time

Place for holding the meting: 12/12 Pankratievsky Pereulok,  Moscow, Russian Federation

The form of the meeting: meeting (joint presence)

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.5. Time and place of registration of shareholders: Registration of shareholders (representatives of shareholders) for participation  in the annual general meeting of shareholders shall take place on June 30, 2003 from 09.30 a.m. Moscow time at  12/12 Pankratievsky Pereulok,  Moscow, Russian Federation

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.6  Approve the form and text for ballots that will be used at the annual general meeting of MTS OJSC shareholders  (Appendix 9);

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.7. Approve the text of the notice of the annual general meeting of MTS OJSC shareholders that will be forwarded to shareholders (Appendix 10);

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.8. Approve the following procedure for forwarding notices of the annual general meeting to MTS OJSC shareholders:

 A notice of the annual general meeting shall be sent to MTS OJSC shareholders by a registered letter by post or shall be delivered to such persons by hand against their signature.

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

6.9. Approve the list of information (materials) provided to shareholders in connection with preparation for the holding of the general shareholder’s meeting:

-                    MTS OJSC annual report;

-                    MTS OJSC annual financial statements for 2002, including profit and loss statement for 2002;

-                    Recommendations of MTS OJSC Board of Directors concerning the order  of MTS OJSC profit allocation based on results of 2002 fiscal year;

-                    Resolution of the Auditing Committee concerning the results of  audit of MTS OJSC annual report for 2002, of MTS OJSC financial statements for 2002  and of MTS OJSC financial and economic activities in 2002;

-                    Audit report concerning the results of  audit of MTS OJSC annual report for 2002 and  of MTS OJSC financial statements for 2002;

-                    Information on candidate members of MTS OJSC Board of Directors, MTS OJSC Auditing Committee and MTS OJSC Returning Board;

-                    Information on present consent of the nominees to be elected to MTS OJSC Board of Directors, MTS OJSC Auditing Committee and MTS OJSC Returning Board;

-                    Information on prospective auditor;

-                    Draft contract of the guarantee granted to MTS OJSC to secure OJSC «Capital» obligations.;

-                    Draft  amendments and addenda to MTS OJSC Charter;

-                    Information on agenda of the MTS OJSC annual general meeting;

-                    Draft resolutions of the annual general meeting of shareholders.

Information provided to MTS OJSC shareholders in connection with preparation for the holding of the annual general meeting of MTS OJSC shareholders and the copies of materials provided to MTS OJSC shareholders in connection with preparation for the holding of the annual general meeting of MTS OJSC shareholders will be made available to them at MTS OJSC office at 4, Marksistskaja St., Moscow during business days from 09.00 a.m. to 04.00 p.m Moscow time from May 30, 2003 to June 30, 2003. Shareholders may forward their comments and proposals concerning the issues on the agenda to MTS OJSC, 4, Marksistskaja St., 109147, Moscow, Russian Federation.

Voting:

IN FAVOUR: A.YU. Goncharuk, A.P. Vronets, M. Guenther, R. Hennike, V.V. Sidorov, M.A. Smirnov, G.Taufman,

AGAINST: none

ABSTAINED: none

RESOLUTION  IS APPROVED UNANIMOUSLY.

MTS OJSC President                                                                                                   M.A. Smirnov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Mikhail Smirnov
		Name:	Mikhail Smirnov
		Title:	President

Date: May 26, 2003